The David Movie

October 16 at 6:30 PM · 🌐

WRITER AND DIRECTOR - BRENT DAWES

After studying Drama and spending two years as an advertising copywriter, Brent joined Sunrise in 2001 as lead animator on Africa's first animated feature, The Legend of the Sky Kingdom. Since then, he has been the ever-present creative leader in the growth of Sunrise Animation Studios over the past two decades.

His brilliant mind and inspiring leadership have taken Sunrise towards being the fun, vibrant, and visionary studio that it is today.

David's life was defined by his courage, faith, and love for God, while his fallible, relatable humanity has resonated across cultures and generations. All these characteristics have been the inspiration behind Brent's work on this fantastic project.

If you want to be part of this story and take this story to the world, go to angel.com/david and find out how.



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The David Movie
October 22 at 5:00 PM · 🌐

We all have that moment when we're proud of our accomplishments.

Go to angel.com/david to learn how you can be part of this story.
#didyouseethat #thedavidmovie



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The David Movie was live.

October 20 at 7:58 PM · 🌐

David-as in THE David and Goliath-is the underdog story of the Century. Actually several Millenia! Let's just say it's very old. But it's a story that is full of courage, humor, and incredible love for God. What better story to share with the world right now.

Exclusively on this livestream, Director Brent Dawes and Producer Rita Mbanga will dissect the demo. They'll share secrets about the making of the short and how David will look on the big screen.

Go to Angel.com/david to learn more!



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The David Movie
October 20 at 6:15 PM · 🌐

LIVESTREAM!!!

It's Today and you don't want to miss it!

Brent Dawes and Rita Mbanga will dive into the making of the short and how David will look on the big screen.

Join us @ noon MDT!
See you there!

Go to angel.com/david for more.



👍❤️ Brent Dawes and 112 others   8 Comments 3 Shares

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The David Movie
October 19 at 7:15 PM · 🌐

Trivia Tuesday is here!!

What was David's job as a young boy?!

Maaaybe... we have already given this tip to you...

Go to angel.com/david to learn more!



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The David Movie
October 18 at 10:02 PM · 🌐

We want to tell a fun, engaging, entertaining and inspiring story!

To join us, go to angel.com/david



👍❤️ Tim Hoffman and 144 others   5 Comments 17 Shares

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The David Movie
October 17 at 5:00 PM · 🌐

Our faith shouldn't be in the things we have, but in He who freely gave us everything we have. If God's will is in the small stones, no doubt they will bring down giant Goliaths, but you have to make the throw!

Go to angel.com/david to learn more about David and how you can be part of it.



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